SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C.  20549

                               SCHEDULE 13D


                 Under the Securities Exchange Act of 1934
                            (Amendment No. 11)


                 King World Productions, Inc.
________________________________________________________________
                             (Name of Issuer)



                   Common Stock, $.01 par value
________________________________________________________________
                      (Title of Class of Securities)



                           495667105
________________________________________________________________
                              (CUSIP Number)

Roger King                         Mark J. Tannenbaum, Esq.
King World Productions, Inc.       Reboul, MacMurray, Hewitt,
1700 Broadway                        Maynard & Kristol
New York, New York 10019           45 Rockefeller Plaza
Tel. (212) 315-4000                New York, New York 10111
                                   Tel. (212) 841-5700
_________________________________________________________________
               (Name, Address and Telephone Number of Person
             Authorized to Receive Notices and Communications)


                             September 29, 1997
                       _____________________________
                       (Date of Event Which Requires
                          Filing of This Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the follow-
ing box [   ].

CUSIP No. 495667105                                       Page 2 of 8 Pages

1)   Name of Reporting Person                Roger King
     S.S. or I.R.S. Identification
     No. of Above Person
_________________________________________________________________
2)   Check the Appropriate Box                  (a) [X]
     if a Member of a Group                     (b) [ ]
_________________________________________________________________
3)   SEC Use Only
_________________________________________________________________
4)   Source of Funds                    Not Applicable
_________________________________________________________________
5)   Check if Disclosure of
     Legal Proceedings is               Not Applicable
     Required Pursuant to
     Items 2(d) or 2(e)
_________________________________________________________________
6)   Citizenship or Place
     of Organization                    United States
_________________________________________________________________
Number of           7)   Sole Voting    2,226,013 shares of
Shares Beneficially      Power          Common Stock, $.01
Owned by Each                           par value
Reporting Person:
                         ________________________________________
                    8)   Shared Voting
                         Power               0
                         ________________________________________
                    9)   Sole Disposi-  2,226,013 shares of
                         tive Power     Common Stock, $.01 par value
                         ________________________________________
                    10)  Shared Dis-
                         positive Power      0
                         ________________________________________

11)  Aggregate Amount Beneficially      2,226,013 shares of
     Owned by Each Reporting Person     Common Stock, $.01
                                        par value
_________________________________________________________________

12)  Check if the Aggregate             Excludes 5,750 shares
     Amount in Row (11)                 of Common Stock, $.01 par
     Excludes Certain Shares            value, held by the
                                        Reporting Person's wife
_________________________________________________________________
13)  Percent of Class
     Represented by                         6.1%
     Amount in Row (11)
__________________________________________________________________

CUSIP No. 495667105                                       Page 3 of 8 Pages

14)  Type of Reporting
     Person                             IN

CUSIP No. 495667105                                       Page 4 of 8 Pages


_________________________________________________________________
1)   Name of Reporting Person                Michael King
     S.S. or I.R.S. Identification
     No. of Above Person
_________________________________________________________________
2)   Check the Appropriate Box                  (a) [X]
     if a Member of a Group                     (b) [ ]
_________________________________________________________________
3)   SEC Use Only
_________________________________________________________________
4)   Source of Funds                    Not Applicable
_________________________________________________________________
5)   Check if Disclosure of
     Legal Proceedings is               Not Applicable
     Required Pursuant to
     Items 2(d) or 2(e)
_________________________________________________________________
6)   Citizenship or Place
     of Organization                    United States
_________________________________________________________________
Number of           7)   Sole Voting    2,558,150 shares of
Shares Beneficially      Power          Common Stock, $.01
Owned by Each                           par value
Reporting Person:
                         ________________________________________
                    8)   Shared Voting
                         Power               0
                         ________________________________________
                    9)   Sole Disposi-  2,558,150 shares of
                         tive Power     Common Stock, $.01 par value
                         ________________________________________
                    10)  Shared Dis-
                         positive Power      0
                         ________________________________________

11)  Aggregate Amount Beneficially      2,558,150 shares of
     Owned by Each Reporting Person     Common Stock, $.01
                                        par value
_________________________________________________________________

12)  Check if the Aggregate
     Amount in Row (11)
     Excludes Certain Shares

_________________________________________________________________
13)  Percent of Class
     Represented by                          7.0%
     Amount in Row (11)

CUSIP No. 495667105                                       Page 5 of 8 Pages

_________________________________________________________________
14)  Type of Reporting
     Person                                IN

CUSIP No. 495667105                                       Page 6 of 8 Pages

_________________________________________________________________
1)   Name of Reporting Person                Richard King
     S.S. or I.R.S. Identification
     No. of Above Person
_________________________________________________________________
2)   Check the Appropriate Box                  (a) [X]
     if a Member of a Group                     (b) [ ]
_________________________________________________________________
3)   SEC Use Only
_________________________________________________________________
4)   Source of Funds                    Not Applicable
_________________________________________________________________
5)   Check if Disclosure of
     Legal Proceedings is               Not Applicable
     Required Pursuant to
     Items 2(d) or 2(e)
_________________________________________________________________
6)   Citizenship or Place
     of Organization                    United States
_________________________________________________________________
Number of           7)   Sole Voting    1,784,232 shares of
Shares Beneficially      Power          Common Stock, $.01
Owned by Each                           par value
Reporting Person:
                         ________________________________________
                    8)   Shared Voting
                         Power               0
                         ________________________________________
                    9)   Sole Disposi-  1,784,232 shares of
                         tive Power     Common Stock, $.01 par value
                         ________________________________________
                    10)  Shared Dis-
                         positive Power      0
                         ________________________________________

11)  Aggregate Amount Beneficially      1,784,232 shares of
     Owned by Each Reporting Person     Common Stock, $.01
                                        par value
_________________________________________________________________

12)  Check if the Aggregate
     Amount in Row (11)
     Excludes Certain Shares
_________________________________________________________________
13)  Percent of Class
     Represented by                            4.9%
     Amount in Row (11)
_________________________________________________________________

CUSIP No. 495667105                                       Page 7 of 8 Pages

14)  Type of Reporting
     Person                             IN

CUSIP No. 495667105                                       Page 8 of 8 Pages

_________________________________________________________________
1)   Name of Reporting Person                Diana King
     S.S. or I.R.S. Identification
     No. of Above Person
_________________________________________________________________
2)   Check the Appropriate Box                  (a) [X]
     if a Member of a Group                     (b) [ ]
_________________________________________________________________
3)   SEC Use Only
_________________________________________________________________
4)   Source of Funds                    Not Applicable
_________________________________________________________________
5)   Check if Disclosure of
     Legal Proceedings is               Not Applicable
     Required Pursuant to
     Items 2(d) or 2(e)
_________________________________________________________________
6)   Citizenship or Place
     of Organization                    United States
_________________________________________________________________
Number of           7)   Sole Voting    1,705,428 shares of
Shares Beneficially      Power          Common Stock, $.01
Owned by Each                           par value
Reporting Person:
                         ________________________________________
                    8)   Shared Voting  60,000 shares of
                         Power          Common Stock, $.01
                                        par value
                         ________________________________________
                    9)   Sole Disposi-  1,705,428 shares of
                         tive Power     Common Stock, $.01 par value
                         ________________________________________
                    10)  Shared Dis-    60,000 shares of
                         positive Power Common Stock, $.01
                                        par value
                         ________________________________________

11)  Aggregate Amount Beneficially      1,765,428 shares of
     Owned by Each Reporting Person     Common Stock, $.01
                                        par value
_________________________________________________________________

12)  Check if the Aggregate
     Amount in Row (11)
     Excludes Certain Shares
_________________________________________________________________
13)  Percent of Class
     Represented by                            4.8%
     Amount in Row (11)
_________________________________________________________________
14)  Type of Reporting
     Person                             IN

CUSIP No. 495667105                                       Page 9 of 8 Pages


                     Amendment No. 11 to Schedule 13D
                     _________________________________

          Reference is hereby made to the statement on Schedule 13D originally filed with the Securities and Exchange Commission (the "Commis-sion") on July 23, 1985, as amended by Amendment No. 1 thereto filed on June 11, 1987, Amendment No. 2 thereto filed on January 13, 1988, Amendment No. 3 thereto filed on May 10, 1991, Amendment No. 4 thereto filed on December 31, 1992, Amendment No. 5 thereto filed on March 12, 1993, Amendment No. 6 thereto filed on July 7, 1993, Amendment No. 7 thereto filed on January 12, 1995, Amendment No. 8 thereto filed on May 8, 1996, Amendment No. 9 thereto filed on February 18, 1997 and Amendment No. 10 thereto filed on March 19, 1997 (as so amended, the "Schedule 13D"). Terms defined in the Schedule 13D are used herein as so defined.

Item 2.   Identity and Background.
______    _______________________

          Item 2(c) is hereby amended and restated to read in its entirety as follows:

          Roger King is the Chairman of the Board and a Director of King World. Michael King is the Vice Chairman and Chief Executive Officer and a Director of King World. Richard King is principally engaged in real estate development in Florida and is a Director of King World. Diana King is the Vice President and Corporate Secretary and a Director of King World.

Item 5.   Interest in Securities of the Issuer.
______    ____________________________________

          Item 5 of the Schedule 13D is hereby amended and restated to read in its entirety as follows:

          (a) The following information is based on a total of 36,661,178 shares of Common Stock outstanding as of November 7, 1997, as reported in the Issuer's Annual Report on Form 10-K for the fiscal year dated August 31, 1997.

          Roger King beneficially owns 2,226,013 shares of Common Stock, or approximately 6.1% of the Common Stock outstanding, and Michael King beneficially owns 2,558,150 shares of Common Stock, or approximately 7.0% of the Common Stock outstanding. Such totals include options held by each of Roger King and Michael King to purchase 840,000 shares of Common Stock from the Issuer that are presently exercisable. Such totals do not include

CUSIP No. 495667105                                      Page 10 of 8 Pages


options held by each of Roger King and Michael King to purchase an aggre-gate 900,000 shares of Common Stock from the Issuer, which are not exercis-able as of the date of this statement or within sixty days. Richard King beneficially owns 1,784,232 shares of Common Stock, or approximately 4.9% of the Common Stock outstanding. Such total includes options held by Richard King to purchase 6,667 shares of Common Stock from the Issuer that are presently exercisable or are exercisable within sixty days of the date of this statement. Such total does not include options held by Richard King to purchase 3,333 shares of Common Stock from the Issuer, which are not exercisable as of the date of this statement or within sixty days. Diana King beneficially owns
1,765,428 shares of Common Stock, or approximately 4.8% of the Common Stock outstanding. Collectively, the Reporting Persons beneficially own an aggregate 8,333,823 shares of Common Stock, or approximately 22.7% of the Common Stock outstanding.

          (b) Of the shares of Common Stock reported as beneficially owned by Diana King, 60,000 shares are held by a charitable foundation of which she is a director and an officer, and she may be deemed to share the power to vote, direct the vote, dispose, or direct the disposition of such shares. Otherwise, each of the Reporting Persons holds all of his or her Common Stock with the sole power to vote, direct the vote, dispose or direct the disposition thereof.

          (c) On September 26, 1997 Diana King sold an aggregate 96,000 shares of Common Stock in market transactions at a weighted average price of $42.66 per share. 20,000 of such shares were sold by the charitable foundation referred to in Item 5(b) above. On September 29, 1997 Diana King sold 124,000 shares of Common Stock in a market transaction at $41.50 per share.

          (d) Except as described in this statement, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock owned by the Reporting Persons.

          (e)  Not Applicable.

Item 6.   Contracts, Arrangements, Understandings or
______    Relationships With Respect to Securities of the Issuer.
          ______________________________________________________

          In connection with the dissolution of Michael King's marriage, in accordance with the provisions of the marriage settlement relating to the division of community property, Michael King has agreed to transfer to his former wife, upon

CUSIP No. 495667105                                      Page 11 of 8 Pages

their exercise, sale or expiration, one-half of the value of presently-exercisable stock options held by him to purchase from the Issuer an aggregate 240,000 shares of Common Stock.

CUSIP No. 495667105                                      Page 12 of 8 Pages


                                 Signature
                                 _________

          After reasonable inquiry and the best of my knowledge and belief, I hereby certify that the information set forth in this statement is true, complete and correct.

Date:  December 9, 1997

                                          /s/ Roger King
                                   ______________________________
                                             Roger King


                                          /s/ Michael King
                                   ______________________________
                                             Michael King


                                          /s/ Richard King
                                   ______________________________
                                             Richard King


                                          /s/ Diana King
                                   ______________________________
                                             Diana King